February 9, 2011

H. Roger Schwal
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Xtreme Oil & Gas, Inc. File No. 333‐168484 Form S‐1

Dear Mr. Schwal:

We hereby withdraw the request for acceleration of the above referenced registration statement transmitted to the staff on February 7, 2011.

Very truly yours,

/s/  Willard G. McAndrew III

Willard G. McAndrew III
Chief Executive Officer